Exhibit 99.2

MINING OPTION AGREEMENT

THIS AGREEMENT is made for reference February 17, 2010.

BETWEEN:

RARE ELEMENT RESOURCES LTD., of 410 – 325 Howe Street, Vancouver, BC, V6C 1Z7

(the “Company”)

AND:

MEDALLION RESOURCES LTD., of 511 – 475 Howe Street, Vancouver, BC, V6C 2B3

(the “Optionee”)

WHEREAS:

A.

The Company is the registered and beneficial owner of certain mining claims located in the Eden Lake area of Manitoba as more particularly described in Schedule “A” to this Agreement (the “Property”); and

B.

The Company has agreed to grant an option to the Optionee to acquire an interest in the Property on the terms described herein.

THEREFORE in consideration of the mutual covenants and agreements in this Agreement, the parties agree as follows:

1.

Definitions and Interpretation

1.1

For the purposes of this Agreement:

(a)

“Affiliate” means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a party to this Agreement.  For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b)

“Effective Date” means the date on which the TSX Venture Exchange grants its acceptance to this Agreement;

(c)

“Expenditures” means amounts to be spent by the Optionee on or with respect to exploration activities on the Property directed towards ascertaining the existence, location, quality, quantity or commercial value of deposits of ores, minerals and mineral resources on the Property, and all exploration activities related towards developing and exploiting the Property, and such amounts will consist of (i) the actual cost of such activities; (ii) 10% of all other Expenditures, attributable to the Optionee’s general and administration expense for such exploration activities; (iii) the assessment work required under the mining laws of Manitoba; and (iv) the mining duties and fees on the Property and all other costs and expenses to keep the Property and Property Rights in good standing;

(d)

“Joint Venture” means the joint venture to be formed between the Company and the Optionee in respect of the Property following the Optionee’s acquisition of an interest in the Property and pursuant to the Joint Venture Agreement;

(e)

“Joint Venture Agreement” means the joint venture agreement to be entered into between the Company and the Optionee substantially in the form attached as Schedule “C”;

(f)

“Net Smelter Returns” has the meaning prescribed in Schedule “B”;

(g)

“NS Royalty” means the royalty in favour of Strider to which the Property is subject, which is an amount equal to 3% of Net Smelter Returns;

(h)

“Option” means an exclusive option granted to the Optionee by the Company to acquire up to an undivided 65% legal and beneficial interest in and to the Property (subject to the NS Royalty), exercisable in the manner described at section 3;

(i)

“Option Period” means the period commencing on the date of this Agreement and ending one day after the day on which the last Payment at paragraph 3.2 is required to be made;

(j)

“Payment” means a payment in the form of cash, certified cheque or wire transfer by the Optionee to the Company;

(k)

“Property” has the meaning ascribed in recital “A” of this Agreement;

(l)

“Property Rights” means all licences, permits, easements, rights-of-way, certificates and other approvals obtained by either of the parties, either before or after the date of this Agreement, and necessary for the development of the Property or for the purpose of placing the Property into production or of continuing production on the Property; and

(m)

“Strider” means Strider Resources Limited, the holder of the NS Royalty.

1.2

For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)

“this Agreement” means this mining option agreement and all Schedules attached hereto;

(b)

any reference in this Agreement to a designated “Section”, “Schedule”, “paragraph” or other subdivision refers to the designated section, schedule, paragraph or other subdivision of this Agreement;

(c)

the words “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement;

(d)

the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e)

any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(f)

any reference to “party” or “parties” means the Company, the Optionee, or both, as the context requires;

(g)

the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement;

(h)

words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa; and

(i)

all references to currency refer to Canadian dollars.

1.3

The following are the Schedules to this Agreement, and are incorporated into this Agreement by reference:

Schedule “A”:

The Property

Schedule “B”:

NS Royalty

Schedule “C”:

Form of Joint Venture Agreement

1.4

Wherever any term or condition, expressed or implied, in any of the Schedules conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement will prevail.

2.

Representations and Warranties of the Company and the Optionee

2.1

The Company represents and warrants to the Optionee that:

(a)

the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of British Columbia;

(b)

the Company is the sole legal and beneficial owner of the Property and the Company has the full right, power, capacity and authority to enter into, execute and deliver this Agreement;

(c)

the Property is registered in the Company’s name and to the best of the Company’s knowledge after due enquiry is free and clear of all liens, charges and encumbrances except the NS Royalty, which is described accurately in Schedule “B”;

(d)

the Company holds all permits, licences, consents and authorities issued by any government or governmental authority which are necessary in connection with the ownership and operation of its business and the ownership of the Property;

(e)

to the best of the Company’s knowledge, the Property has been properly staked, located and recorded pursuant to the applicable laws and regulations of Manitoba and all mining claims comprising the Property are in good standing;

(f)

the consummation of the transactions contemplated by this Agreement does not and will not conflict with, constitute a default under, result in a breach of, entitle any person or company to a right of termination under, or result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever which would materially adversely affect the Property; and

(g)

there are no actual or pending proceedings for, and the Company is unaware of any basis for, the institution of any proceedings affecting the Property and the Property does not represent all or substantially all of the Company’s corporate undertaking.

2.2

The representations and warranties contained in paragraph 2.1 are provided for the exclusive benefit of the Optionee, and a breach of any one or more representations or warranties may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and the representations and warranties contained in paragraph 2.1 will survive the execution and delivery of this Agreement.

2.3

The Optionee represents and warrants to the Company that:

(a)

the Optionee is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, continued or amalgamated;

(b)

the Optionee is a reporting issuer in each of the Provinces of British Columbia and Alberta, and is not listed on the issuer in default list maintained by each of such provinces;

(c)

the Optionee has the full right, power, capacity and authority to enter into, execute and deliver this Agreement and to be bound by its terms;

(d)

the consummation of this Agreement will not conflict with nor result in any breach of its constating documents or any covenants or agreements contained in or constitute a default under any agreement or other instrument whatever to which the Optionee is a party or by which the Optionee is bound or to which the Optionee may be subject; and

(e)

no proceedings are pending for, and the Optionee is unaware of any basis for, the institution of any proceedings leading to the placing of the Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent parties.

2.4

The representations and warranties contained in paragraph 2.3 are provided for the exclusive benefit of the Company, and a breach of any one or more representations or warranties may be waived by the Company in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in paragraph 2.3 of will survive the execution and delivery of this Agreement.

3.

Option

3.1

The Company hereby grants the Option to the Optionee which Option is exercisable by the Optionee completing the following requirements:

(a)

incurring Expenditures totalling $2,250,000 as follows:

(i)

$250,000 by the first anniversary of the Effective Date;

(ii)

an additional $500,000 by the second anniversary of the Effective Date;

(iii)

an additional $500,000 by the third anniversary of the Effective Date;

(iv)

an additional $500,000 by the fourth anniversary of the Effective Date; and

(v)

an additional $500,000 by the fifth anniversary of the Effective Date.

(b)

issuing to the Company 1,800,000 Shares as follows:

(i)

200,000 Shares within 5 business days of the Effective Date;

(ii)

an additional 200,000 Shares by the first anniversary of the Effective Date;

(iii)

an additional 200,000 Shares by the second anniversary of the Effective Date;

(iv)

an additional 200,000 Shares by the third anniversary of the Effective Date;

(v)

an additional 500,000 Shares by the fourth anniversary of the Effective Date; and

(vi)

an additional 500,000 Shares by the fifth anniversary of the Effective Date.

(c)

making the following Payments to the Company:

(i)

$25,000 upon signing of the Letter of Intent between the parties (paid);

(ii)

and additional $25,000 upon signing of this Agreement;

(iii)

an additional $50,000 within 5 business days of the Effective Date;

(iv)

an additional $50,000 by the first anniversary of the Effective Date;

(v)

an additional $100,000 by the second anniversary of the Effective Date;

(vi)

an additional $200,000 by the third anniversary of the Effective Date;

(vii)

an additional $500,000 by the fourth anniversary of the Effective Date; and

(viii)

an additional $500,000 by the fifth anniversary of the Effective Date.

3.2

The Optionee will provide notice to the Company together with supporting documentation evidencing the Expenditures incurred on the Property forthwith upon incurring the Expenditures required in a yearly period.

3.3

The Company and the Optionee acknowledge and agree that upon completion of all of the Payments, Share issuances and Expenditures set out above, the Optionee shall have earned and have the right to acquire a 65% interest in the Property.  Each of the Payments and issuances of Shares are required to be made in order for the Option to be exercised, and the Optionee will not be entitled to any refund of Payments previously made or Shares previously issued if it fails or elects not to exercise the Option in full.  The Optionee will not have earned an interest in the Property unless the Option is exercised in its entirety.

3.4

Exploration Expenditures are cumulative with excess Expenditures in any year credited toward the Expenditure requirements for the subsequent year.  The Optionee has the right to accelerate the schedule of work Expenditures, Payments and Share issuances outlined above and by so doing reduce the time for earning its 65% interest.  The Optionee will also have the right to extend the time in subsections 3.1(a)(v), 3.1(b)(vi) and 3.1(c)(viii) by one year, to the sixth anniversary of the Effective Date by paying to the Company an additional $100,000 Payment and issuing to the Company an additional 200,000 Shares.

3.5

Except as specifically provided elsewhere herein, this is an option agreement only and until the exercise of the Option, nothing herein contained and no act done nor payment or share issuance made hereunder shall obligate the Optionee to do any further act or acts or to make any further payments or shares issuances, and in no event shall this Agreement or any act done or any payment or share issuance made be construed as an obligation of the Optionee to do or perform any work or make any payments or share issuances on or with respect to the Property.

4.

Exercise of Option and Formation of Joint Venture

4.1

Upon the Optionee having performed all of the requirements of paragraphs 3.1(a) – (c) on or before the time contemplated thereby (or as extended pursuant to paragraph 3.4), the Optionee, without any further payment or action, shall be deemed to have exercised the Option in full, and the Optionee will be deemed to have acquired a 65% legal and beneficial interest in and to the Company’s legal and beneficial interest in and to the Property free and clear of all liens, charges and encumbrances, other than the NS Royalty.

4.2

Upon the Optionee having exercised the Option and delivering notice of the same to the Company, each of the Optionee and the Company will do all such further acts and execute all such further documents as may be necessary or desirable to transfer and to effect registration of the Optionee’s 65% interest in the Property with the appropriate government mining claim registries.

4.3

Once the Optionee has exercised the Option, the Joint Venture will be deemed to have been formed between the Optionee and the Company.  As soon as practicable thereafter, each of the Optionee and the Company will negotiate in good faith and finalize the Joint Venture Agreement which will substantially be in the form as attached hereto as Schedule “C”.  If within 90 days following the formation of the Joint Venture, the parties have not been able to finalize the Joint Venture Agreement, then the form of Joint Venture Agreement attached as Schedule “C” shall be deemed to be the binding agreement between the Optionor and the Company.

4.4

The Optionee will be the operator for all work conducted on the Property during the Option Period and will be the initial operator once the Joint Venture between the parties has been formed.  Following the Effective Date, an exploration advisory committee will be formed for the duration of the Option Period, consisting of two nominees from each of the Optionee and the Company, and the Optionee as operator will consult with this committee in putting together exploration work programs on the Property.

5.

Property Exploration and Maintenance

5.1

The Optionee agrees that it will submit such reports of its exploration activities on the Property to the appropriate government authorities as may be required to maintain the Property in good standing during the Option Period, and will further provide copies of such information to the Company.  The Optionee agrees to file for all eligible work for assessment purposes.

5.2

The Optionee agrees that if it elects not to proceed with the Option that it will provide termination notice to the Company at least 60 days prior to the expiry date of any of the claims that comprise the Property and covenants that it will have filed for sufficient assessment credits such that each individual claim will have a minimum of one year of assessment credits applicable to such claim from such termination notice.

5.3

The Optionee agrees that it will provide to the Company, if requested by the Company, copies of invoices, work sheets and other like data provided or rendered by other parties to the Optionee in connection with the Expenditures.

5.4

The Optionee agrees to be responsible for all reclamation on the Property and any environmental clean-up required as a result of any work conducted on the Property by the Optionee, regardless of whether the Option is fully exercised by the Optionee.

5.5

The Optionee will use commercially reasonable efforts to complete a National Instrument 43-101-compliant mineral resource estimate on the Property by the third anniversary of the Effective Date, or as soon thereafter as is reasonably practicable.

6.

Royalties Encumbering Property

6.1

The Optionee acknowledges and agrees that to the extent described in Schedule “B”, the Property is subject to the NS Royalty in favour of Strider.

7.

Right of Entry

7.1

Throughout the Option Period, the Optionee and its employees, agents, directors, officers, consultants and independent contractors, will have the exclusive right in respect of the Property to:

(a)

enter the Property;

(b)

do prospecting, exploration, development and/or other mining work on and under the Property to carry out the Expenditures;

(c)

bring and erect upon the Property such buildings, plant, machinery and equipment as the Optionee may deem necessary or desirable in its sole discretion; and

(d)

remove from the Property all metals and minerals derived from its operations on the Property as may be deemed necessary by the Optionee for testing, including bulk sampling and test mining.

8.

Recording of Agreement

8.1

The Company and the Optionee will execute and deliver such additional documentation as legal counsel for the Company and the Optionee determine is necessary in order to duly register and record in the appropriate registration and recording offices notice that the Company’s interest in and to the Property is subject to and bound by the terms of this Agreement.

9.

Conditions Precedent

9.1

The obligation of the Optionee to consummate the transactions contemplated under this Agreement is subject to the following conditions which are to the Optionee’s sole benefit and may be waived in writing by the Optionee:

(a)

the Optionee and the Company will have received the requisite regulatory approvals to the transactions contemplated in this Agreement; and

(b)

the Optionee will be satisfied as to the title to the Property held by the Company.

9.2

The Optionee and the Company will use their best efforts to assist each other in obtaining the requisite regulatory approvals to this Agreement.

9.3

This Agreement will terminate if the conditions described in paragraph 9.1 are not satisfied on or before 45 days from the date of this Agreement.

10.

Obligations During Option Period

10.1

During the Option Period, unless this Agreement is terminated in accordance with paragraph 9.3 or paragraph 15.1, the Optionee covenants and agrees with the Company that the Optionee will:

(a)

subject to paragraph 10.2(a), maintain the Property in good standing by doing and filing all assessment work or making payments in lieu thereof and by performing all other acts which may be necessary in order to keep the Property in good standing and free and clear of all liens and other charges arising from or out of the Optionee’s activities on the Property.  The Optionee further covenants to file sufficient assessment credits such that the Property will be in good standing for at least a further 12 months;

(b)

provide notice to the Optionor together with supporting documentation evidencing the Expenditures incurred on the Property promptly after incurring the Expenditures;

(c)

provide the Optionor with copies of all internal or external technical reports with respect to the Property as soon as they become available;

(d)

not less than 90 days prior to each of the deadlines contemplated in paragraph 3.1, advise the Optionor whether or not the Optionee will incur the Expenditures contemplated in paragraphs 3.1 in advance of the deadlines set forth therein;

(e)

be responsible for all reclamation on the Property as a result of all work conducted on the Property by the Optionee during the term of this Agreement; and

(f)

do all work on the Property in a good and workmanlike manner and in accordance with sound mining and engineering practices and in compliance with all applicable laws, bylaws, regulations, orders, and lawful requirements of any governmental or regulatory authority and comply with all laws governing the possession of the Property, including, without limitation, those governing safety, pollution and environmental matters;

10.2

During the Option Period, unless this Agreement is terminated in accordance with paragraph 15.1, the Company covenants and agrees with the Optionee that the Company will:

(a)

assist the Optionee in maintaining the Property in good standing by filing all assessment work against the Property in connection with any work and Expenditures incurred by the Optionor; and

(b)

provide all historical information in its possession with respect to previous exploration work conducted on the Property as requested by the Optionee.

11.

Rights and Obligations after Termination of Option

11.1

If this Agreement and the Option are terminated pursuant to the provisions of paragraph 9.3 or paragraph 15.1, then the Optionee will deliver a deed of quit claim or other appropriate instrument to the Optionor in recordable form whereby the Optionee will acknowledge and agree that it has no further interest either legal or beneficial in and to the Property.

12.

No Encumbrances Against Property

12.1

During the Option Period, neither the Optionee nor the Company will be entitled to grant any mortgage, charge or lien upon the Property or any portion thereof without the prior written consent of the other party.

13.

Force Majeure

13.1

If either party is at any time during the Option Period prevented or delayed in complying with any of the provisions of this Agreement (the “Affected Party”) by reason of strikes, lockouts, labour, power or fuel shortages, fires, wars, acts of God, civil disturbances, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the reasonable control of the Affected Party (provided that lack of sufficient funds to carry out exploration on the Property will be deemed not to be beyond the reasonable control of the Affected Party), then the time limited for the performance by the Affected Party of its obligations hereunder will be extended by a period of time equal in length to the period of each such prevention or delay.  Nothing in this paragraph 13.1 or this Agreement will relieve either Party from its obligation to maintain the claims comprising the Property in good standing and to comply with all applicable laws and regulations including, without limitation, those governing safety, pollution and environmental matters.

13.2

The Affected Party will give notice to the other party of each event of force majeure under paragraph 13.1 within 7 days of such event commencing and upon cessation of such event will furnish the other party with written notice to that effect together with particulars of the number of days by which the time for performing the obligations of the Affected Party under this Agreement has been extended by virtue of such event of force majeure and all preceding events of force majeure.

14.

Confidential Information

14.1

The terms of this Agreement and all information obtained in connection with the performance of this Agreement will be the exclusive property of the parties hereto and except as provided in paragraph 14.2, will not be disclosed to any third party or the public without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed.

14.2

The consent required by paragraph 14.1 will not apply to a disclosure:

(a)

to an Affiliate, consultant, contractor or subcontractor that has a bona fide need to be informed;

(b)

to any third party to whom the disclosing party contemplates a transfer of all or any part of its interest in this Agreement;

(c)

to a governmental agency or to the public which such party believes in good faith is required by pertinent laws or regulations or the rules of any applicable stock exchange; or

(d)

to an investment dealer, broker, bank or similar financial institution, in confidence if required as part of a due diligence investigation by such financial institution in connection with a financing required by such party or its shareholders or affiliates to meet, in part, its obligations under this Agreement.

15.

Default and Termination

15.1

If at any time during the Option Period, a party is in default of any requirement of this Agreement or is in breach of any provision contained in this Agreement, the party affected by the default (the “Non-Defaulting Party”) may terminate this Agreement by giving written notice of termination to the Optionee but only if:

(a)

it will have given to the other party written notice of the particular failure, default, or breach on the part of the other party; and

(b)

the other party has not, within 30 days following delivery of such written notice of default, cured such default or commenced to cure such default, it being agreed by the Optionee that should it so commence to cure any default it will prosecute such cure to completion without undue delay.

15.2

Notwithstanding any termination of this Agreement, the Optionee will remain liable for those obligations specified in Section 11 and Section 16 and the Company will remain liable for its obligations under Section 16.

16.

Indemnity

16.1

The Company covenants and agrees with the Optionee (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless the Optionee against all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses or legal fees suffered or incurred by the Optionee, directly or indirectly, by reason of or arising out of any warranties or representations on the part of the Company herein being untrue or arising out of work done by the Company on or with respect to the Property.

16.2

The Optionee covenants and agrees with the Company (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless the Company against all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses or legal fees suffered or incurred by reason of or arising out of any warranties or representations on the part of the Optionee herein being untrue or arising out of the Optionee and its duly authorized representatives accessing the Property.

17.

Governing Law and Jurisdiction

17.1

This Agreement is construed and in all respects governed by the laws of the Province of British Columbia, and the parties submit to the non-exclusive jurisdiction of the courts of British Columbia.

18.

Notices

18.1

All notices, payments and other required communications and deliveries to the parties hereto will be in writing, and will be addressed to the parties as follows or at such other address as the parties may specify from time to time:

(a)

to the Company:

Rare Element Resources Ltd.
410 – 325 Howe Street
Vancouver, BC, V6C 1Z7
Fax:  604-688-3392

(b)

to the Optionee:

Medallion Resources Ltd.
511 – 475 Howe Street
Vancouver, BC, V6C 2B3
Fax:  604-602-9640

Notices must be delivered or sent by facsimile addressed to the party to which notice is to be given.  If notice is sent by facsimile or is delivered, it will be deemed to have been given and received at the time of transmission or delivery.

18.2

Either party hereto may at any time and from time to time notify the other party in writing of a change of address and the new address to which a notice will be given thereafter until further change.

19.

Assignment

19.1

The Option and the Optionee’s rights hereunder may be assigned, either in whole or in part, by the Optionee to an assignee provided that:

(a)

the Company gives its prior written consent to such assignment, which consent may not be unreasonably withheld by the Company;

(b)

the Optionee at the time of assignment is not in default of any of the obligations, warranties or representations given hereunder or to be performed by it pursuant to this Agreement;

(c)

the Optionee will not be relieved of any duty or obligation hereunder unless the Optionee has assigned its entire interest in this Agreement; and

(d)

the assignee prior to the effective date of the assignment agrees in writing with the Company to be bound by the terms and conditions of this Agreement.

19.2

If the Company wishes to assign its rights hereunder or any interest in the Property, it will only be able to do so once it has provided the Optionee with the first right to acquire such rights or interest on the same terms as proposed by or to a third party.  If the Optionee waives or fails to exercise such first right, the Company may complete the proposed assignment provided it complies with the provisions of paragraphs 19.1(b), (c) and (d), with the necessary changes thereto.

20.

Entire Agreement

20.1

This Agreement constitutes the entire agreement between the Company and the Optionee and will supersede and replace any other agreement or arrangement, whether oral or in writing, previously existing between the parties with respect to the subject matter of this Agreement, including the letter of intent and term sheet entered into between the parties dated November 13, 2009.

21.

Consent or Waiver

21.1

No consent or waiver, express or implied, by either party hereto in respect of any breach or default by the other party in the performance by such other party of its obligations under this Agreement will be deemed or construed to be a consent to or a waiver or any other breach or default.

22.

Further Assurances

22.1

The parties will promptly execute, or cause to be executed, all bills of sale, transfers, documents, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent and purpose of this Agreement or to record wherever appropriate the respective interests from time to time of the parties hereto in and to the Property.

23.

Severability

23.1

If any provision of this Agreement is or will become illegal, unenforceable or invalid for any reason whatsoever, such illegal, unenforceable or invalid provisions will be severable from the remainder of this Agreement and will not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

24.

Enurement

24.1

This Agreement enures to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

25.

Amendments

25.1

This Agreement may only be amended in writing with the mutual consent of all parties.

26.

Time

26.1

Time is of the essence of this Agreement and will be calculated in accordance with the Interpretation Act (British Columbia).

27.

Counterparts

27.1

This Agreement may be executed in any number of counterparts and by facsimile transmission with the same effect as if all parties hereto had signed the same document.  All counterparts will be construed together and constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

SCHEDULE “A”

to the Agreement between

RARE ELEMENT RESOURCES LTD. and

MEDALLION RESOURCES LTD.

THE PROPERTY

PROPERTY DESCRIPTION

Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 2699	MB2699	Rare Element	2001/04/18 13:20	2001/05/02	2010/07/01	255	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 861	MB861	Rare Element	1999/02/01 14:25	1999/02/23	2010/04/24	192	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 862	MB862	Rare Element	1999/01/27 16:00	1999/02/23	2010/04/24	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 863	MB863	Rare Element	1999/02/02 12:15	1999/02/23	2010/04/24	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 790	MB790	Rare Element	1999/04/22 14:30	1999/05/07	2010/07/06	190	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 6067	P6067E	Rare Element	1998/08/30 16:40	1998/09/24	2010/11/23	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 9	P3422F	Rare Element	1995/07/29 13:00	1995/08/25	2010/10/24	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 650	MB650	Rare Element	1999/03/01 17:48	1999/03/23	2010/05/22	210	G11272

SCHEDULE “B”

to the Agreement between

RARE ELEMENT RESOURCES LTD. and

MEDALLION RESOURCES LTD.

NS ROYALTY

“Net Smelter Return” shall mean the aggregate proceeds received by the Company or the Joint Venture from time to time from any smelter or other purchase from the sale of any ores, concentrates, metals or any other material of commercial value produced by and from the Property after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchase in computing the proceeds:

(a)

the cost of transportation of the ores, concentrates or metals from the Property to such smelter or other purchase, including related insurance;

(b)

smelting and refining charges including penalties; and

(c)

marketing costs.

The Company or the Joint Venture shall reserve and pay to Strider a NS Royalty equal to three (3%) percent of Net Smelter Returns.

Payment of NS Royalty to Strider hereunder shall be made quarterly within thirty (30) days after the end of each calendar quarter during which the Company or the Joint Venture receives Net Smelter Returns.  Within sixty (60) days after the end of each calendar year for which the NS Royalty are payable to Strider, the records relating to the calculation of NS Royalty for such year shall be audited by the auditors of Rare Element and any adjustments in the payment of NS Royalty to Strider shall be made forthwith after completion of the audit.  All payments of NS Royalty to Strider for a calendar year shall be deemed final and in full satisfaction of all obligations of the Company or the Joint Venture in respect thereof if such payments or the calculations thereof are not disputed by Strider within sixty (60) days after receipt by Strider of the same audited statement.  The Company or the Joint Venture shall maintain accurate records relevant to the determination of NS Royalty and Strider, or its authorized agent, shall be permitted the right to examine such records at all reasonable times.

SCHEDULE “C”

to the Agreement between

RARE ELEMENT RESOURCES LTD. and

MEDALLION RESOURCES LTD.

FORM OF JOINT VENTURE